UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

World Heart Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

980905202

(CUSIP Number)

Lawrence J. Knopf HeartWare International, Inc. 205 Newbury Street, Suite 101 Framingham, Massachusetts 01701 (508) 739-0950

With a copy to:

Clare O’Brien Robert M. Katz Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 980905202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HeartWare International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,666,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 980905202

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ocean Acquisition Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,666,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,666,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Shares”), of World Heart Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah 84116.

Item 2.	Identity and Background.

(a) – (c). This Schedule 13D is being filed jointly by HeartWare International, Inc., a Delaware corporation (“HeartWare”) and Ocean Acquisition Holding Inc., a Delaware corporation and an indirect wholly owned subsidiary of HeartWare (“Ocean”). Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons”.

The address of the principal office of each of the Reporting Persons is 205 Newbury Street, Suite 101, Framingham, Massachusetts 01701. The principal business of HeartWare is to develop and manufacture miniaturized implantable heart pumps, or ventricular assist devices, to treat Class IIIB / IV patients suffering from advanced heart failure. Ocean Acquisition Holding Inc. was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions.

The name and principal occupation of the directors and executive officers of the Reporting Persons as of the date hereof are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with the applicable Reporting Person. The business address of each of the below individuals is 205 Newbury Street, Suite 101, Framingham, Massachusetts 01701.

1. HeartWare International, Inc.

Name	Principal Business or Occupation

Executive Officers

Douglas Godshall	Director, President and Chief Executive Officer
Jeffrey LaRose	Executive Vice President and Chief Scientific Officer
David Hathaway	Chief Medical Officer
Lauren Farrell	Vice President, Finance
Lawrence Knopf	Senior Vice President, General Counsel and Secretary
James Schuermann	Senior Vice President, Sales and Marketing
Robert Yocher	Senior Vice President, Regulatory & Quality Assurance

Directors

Douglas Godshall	President and Chief Executive Officer
Robert Thomas	Chairman of Tower Australia Limited; Director of Virgin Blue Holdings Limited and Reva Medical, Inc.
Seth Harrison	Managing General Partner of Apple Tree Partners I, L.P.
Denis Wade	Retired
Christine Bennett	Chief Medical Officer, Bupa Australia Limited
Robert Stockman	President and Chief Executive Officer of Group Outcome LLC; Chairman and Chief Executive Officer of REVA Medical, Inc.
Charles Raymond Larkin, Jr.	Chairman of Align Technology, Inc. and Novasys Medical, Inc.
Timothy Barberich	Retired
Cynthia Feldman	Retired

2. Ocean Acquisition Holding Inc.

Name	Principal Business or Occupation

Executive Officers

Douglas Godshall	President and Chief Executive Officer
Jeffrey LaRose	Vice President
Lauren Farrell	Treasurer and Assistant Secretary
Lawrence Knopf	Vice President and Secretary

Directors

Douglas Godshall	President and Chief Executive Officer
Lawrence Knopf	Vice President and Secretary

(d) – (e). During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). The Reporting Persons are Delaware corporations. All of the directors and executive officers of HeartWare and Ocean set forth above are United States citizens, except for Robert Thomas, Christine Bennett and Denis Wade, who are citizens of Australia.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement to HeartWare and Ocean to enter into the Merger Agreement (as defined and described in Item 4 below), HeartWare and Ocean entered into Voting Agreements, dated as of March 29, 2012, described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) with each of the following stockholders of Issuer: (i) New Leaf Ventures II, L.P. (“New Leaf”); (ii) Austin W. Marxe (“Marxe”); and (iii) Venrock Associates V, L.P. (“Venrock Associates”), Venrock Partners V, L.P. (“Venrock Partners”) and Venrock Entrepreneurs Fund V, L.P. (“Venrock Entrepreneurs”) (each agreement, a “Voting Agreement”, and together, the “Voting Agreements”). HeartWare and Ocean did not pay, or agree to pay, additional consideration in connection with the execution and delivery of the Voting Agreements.

Item 4.	Purpose of Transaction.

(a) – (b). On March 29, 2012, HeartWare, Ocean and the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) providing for the merger (the “Merger”) of Ocean with and into the Issuer, which will result in the Issuer becoming an indirect wholly owned subsidiary of HeartWare. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each of the Shares issued and outstanding immediately prior to the effective time will either be converted into the right to receive the number of shares of HeartWare common stock equal to the quotient determined by dividing the per share merger consideration by the average of the per share closing prices of HeartWare common stock on NASDAQ during the ten consecutive trading days ending on (and including) the trading day that is one calendar day prior to the date of the closing of the transaction or cash equal to the per share merger consideration, at HeartWare’s election. The per share merger consideration will be determined by dividing $8 million by the number of Shares outstanding on a fully diluted basis (including out of the money options and warrants and warrants subject to a put right). The closing of the Merger is subject to the approval of World Heart’s stockholders and the satisfaction of other customary closing conditions.

In connection with the Merger Agreement, New Leaf entered into a Voting Agreement with HeartWare and Ocean with respect to 4,488,264 Shares owned by New Leaf, Marxe entered into a Voting Agreement with HeartWare and Ocean with respect to 1,015,286 Shares owned by Marxe, and Venrock Associates, Venrock Partners and Venrock Entrepreneurs entered into a Voting Agreement with HeartWare and Ocean with respect to 5,560,644 Shares, 130,650 Shares and 471,450 Shares owned by Venrock Associates, Venrock Partners and Venrock Entrepreneurs, respectively. Subject to the terms and conditions of the Voting Agreements, each of New Leaf, Marxe, Venrock Associates, Venrock Partners and Venrock Entrepreneurs has agreed to vote (or cause to be voted) the aforementioned number of Shares beneficially owned by New Leaf, Marxe, Venrock Associates, Venrock Partners and Venrock Entrepreneurs, resulting in an aggregate amount of 11,666,294 Shares (the “Covered Shares”), (a) in favor of the Merger, the adoption of the Merger Agreement and approval of the terms thereof and each of the other transactions contemplated by the Voting Agreements and the Merger Agreement and (b) against any action, proposal, transaction or agreement which would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of HeartWare’s, the Issuer’s or Ocean’s conditions under the Merger Agreement or change in any manner the voting rights of any security of the Issuer (including by any amendments to the Issuer’s charter or bylaws). New Leaf, Marxe, Venrock Associates, Venrock Partners and Venrock Entrepreneurs irrevocably granted to and appointed HeartWare and any designee of HeartWare, alone or together, proxy, attorney-in-fact and agent to vote the Covered Shares as described above. New Leaf, Marxe, Venrock Associates, Venrock Partners and Venrock Entrepreneurs each also agreed to refrain from selling, transferring (including by operation of law), pledging, assigning or otherwise encumbering or disposing of, or entering into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to any of the Shares to any person other than HeartWare or HeartWare’s designee. The Voting Agreements terminate upon the first to occur of the consummation of the Merger, the termination of the Merger Agreement in accordance with its terms or the mutual written agreement of the parties to each Voting Agreement to terminate the Voting Agreement.

(c). Not applicable.

(d). If the Merger is completed as planned, the board of directors of the Issuer will consist of the directors of Ocean immediately prior to the consummation of the Merger and the officers of the Issuer will consist of the officers of Ocean immediately prior to the consummation of the Merger, in each case until their respective successors are duly elected and qualified or until the earlier of their death, resignation or removal.

(e). The Issuer has never paid cash dividends on the Shares. Under the terms of the Merger Agreement, the Issuer may not, without HeartWare’s prior written consent, among other things, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any of the Issuer’s direct or indirect wholly owned subsidiaries to the Issuer or any of its other wholly owned subsidiaries.

(f). Upon the consummation of the Merger, the Issuer, as the surviving corporation in the Merger, will become an indirect, wholly owned subsidiary of HeartWare.

(g). At the time of the consummation of the Merger, the certificate of incorporation of the Issuer shall be amended in its entirety to read the same as the certificate of incorporation of Ocean as in effect immediately prior to the consummation of the Merger; provided, however, that Article I thereof shall be amended to read as follows: “The name of the corporation is World Heart Corporation.” Unless otherwise determined by HeartWare prior to the consummation of the Merger, at the time of consummation of the Merger, the bylaws of the Issuer shall be amended and restated in their entirety to read the same as the bylaws of Ocean as in effect immediately prior to the consummation of the Merger.

(h). Upon consummation, the Merger will result in the Shares no longer being listed on NASDAQ.

(i). Upon the consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j). Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The preceding summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b). As of the date hereof, HeartWare and Ocean own no Shares. HeartWare and Ocean may, however, be deemed to have shared voting power with respect to 11,666,294 Shares, which are subject to the Voting Agreements described above in Item 4 and which represent 42.4% of the outstanding Shares. The percentages used herein are calculated based upon 27,517,749 Shares outstanding at March 30, 2012, as disclosed in the Issuer’s Annual Report filed on Form 10-K on March 30, 2012.

The number of outstanding Shares that may be deemed to be beneficially owned by HeartWare and Ocean with respect to which there is (i) sole voting power is none, (ii) shared voting power is 11,666,294 Shares, with respect to those matters described in Item 4 of this Schedule 13D, (iii) sole dispositive power is none, and (iv) shared dispositive power is none.

The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that the Reporting Persons, for any or all purposes, are the beneficial owners of any of the Shares covered by this Schedule 13D.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any director or officer of the Reporting Persons listed in Item 2(a) – (c), has effected any transaction in the Shares during the past 60 days.

(d). To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.1.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and World Heart Corporation (incorporated by reference to the Form 8-K of World Heart Corporation filed with the Securities and Exchange Commission on April 3, 2012).

Exhibit 1.2.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and New Leaf Ventures II, L.P.

Exhibit 1.3.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and Austin W. Marxe.

Exhibit 1.4.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc., Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P.

Exhibit 1.5.	Joint Filing Agreement, dated April 5, 2012, between the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012

HEARTWARE INTERNATIONAL, INC.

By :	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Senior Vice President and General Counsel

OCEAN ACQUISITION HOLDING INC.

By :	/s/ Lawrence J. Knopf
Name:	Lawrence J. Knopf
Title:	Vice President and Secretary

Exhibit Index

Exhibit 1.1.	Agreement and Plan of Merger and Reorganization, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and World Heart Corporation (incorporated by reference to the Form 8-K of World Heart Corporation filed with the Securities and Exchange Commission on April 3, 2012).

Exhibit 1.2.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and New Leaf Ventures II, L.P.

Exhibit 1.3.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc. and Austin W. Marxe.

Exhibit 1.4.	Voting Agreement, dated as of March 29, 2012, among HeartWare International, Inc., Ocean Acquisition Holding Inc., Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P.

Exhibit 1.5.	Joint Filing Agreement, dated April 5, 2012, between the Reporting Persons relating to the filing of a joint statement on Schedule 13D.